

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

Panagiotis N. Lazaretos
Chief Executive Officer
brooqLy, Inc.
10101 S. Roberts Road
Suite 209
Palos Hills, Illinois 60465

>   **Re: brooqLy, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 22, 2021**
>   **File No. 333-261835**

Dear Mr. Lazaretos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 22, 2021

Registration Statement Cover Page, page 1

1.   Please check the box on the cover page to indicate that you are a smaller reporting company, or advise.

Prospectus Cover Page, page 3

2.   Please disclose prominently on the cover page that the Company is currently controlled by its three officers. Additionally, describe the voting power expected to be held by the three officers following this offering.

Cautionary Statements Regarding Forward-Looking Statements, page 6

3. Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 do not apply to initial public offerings. Accordingly, please revise to remove these references.

Implications of Being an Emerging Growth Company, page 9

4. Please update this section to reflect that the current revenue threshold for an emerging growth company is $1.07 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.

Description of Business
Industry Background, page 35

5. You disclose that your business offering is a unique combination of social networking platforms and online food ordering platforms. However, there appears to be no discussion in the prospectus of how your food ordering platforms operate. Please revise or advise.

Exhibits

6. Please file executed copies, rather than or in addition to the "Form of" versions, of Exhibits 10.1, 10.2, 10.3, and 10.4.

7. Please file a consent from your auditor as an exhibit. Refer to Item 601(b)(23) of Regulation S-K.

General

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Staff Attorney, at (202) 551-7361 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology